Exhibit 99.1

TELUS International (Cda) Inc. Law & Governance 5th floor, 510 West Georgia Street Vancouver, BC V6B 0M3 telusdigital.com (604) 695-3455 Telephone ir@telusdigital.com

February 28, 2025

All Canadian Securities Regulatory Authorities

Toronto Stock Exchange

New York Stock Exchange

Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: 2025 Annual General Meeting of TELUS International (Cda) Inc.

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	TELUS International (Cda) Inc.
Meeting Type:	Annual General Meeting
Securities entitled to receive Notice and Vote:	Subordinate Voting Shares - CUSIP Number 87975H100
Multiple Voting Shares - CUSIP Number Not Applicable
Record Date for Notice:	March 28, 2025
Record Date for Voting:	March 28, 2025
Beneficial Ownership Determination Date:	March 28, 2025
Meeting Date:	May 15, 2025
Place of Meeting:	Virtual Meeting (Online)
Issuer sending materials directly to NOBOs:	No
Issuer to pay for delivery of materials to OBOs:	Yes
Notice-and-Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	Not applicable
Notice-and-Access for Registered Holders:	No
Registered Holders Stratification Criteria:	Not applicable

If you require further information, please contact the undersigned.

Sincerely,

TELUS INTERNATIONAL (CDA) INC.

/s/ Michel Belec

SVP, Chief Legal Officer and Corporate Secretary